LEGAL EQUALIZER, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

LEGAL EQUALIZER, INC.
BALANCE SHEET
(UNAUDITED)

	December 31,	
	2020	**2019**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ -	$ -
Other current assets	-	-
Total current assets	**-**	**-**
Total assets	**$ -**	**$ -**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Other current liabilities	-	-
Loans, current	-	-
Total current liabilities	**-**	**-**
Non-Current Liabilities:		
Loans	-	-
Total liabilities	**-**	**-**
STOCKHOLDERS' EQUITY		
Common stock	-	-
Retained earnings	-	-
Total stockholders' equity	**-**	**-**
Total liabilities and stockholders' equity	**$ -**	**$ -**

See accompanying notes to financial statements.

	Year Ended December 31,	
	2020	2019
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and adminstrative	-	-
Sales and marketing	-	-
Total operating expenses	-	-
Operating income/(loss)	-	-
Interest expense	-	-
Income/(Loss) before provision for income taxes	-	-
Provision for income taxes	-	-
Net income/(Net Loss)	**$ -**	**$ -**

See accompanying notes to financial statements.

(in , $US)	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance—December 31, 2018	**$ -**	**$ -**	**$ -**
Issuance of comon stock	-	-	-
Net income/(loss)	-	-	-
Balance—December 31, 2019			
Issuance of comon stock	-	-	-
Net income/(loss)	-	-	-
Balance—December 31, 2020	**$ -**	**$ -**	**$ -**

See accompanying notes to financial statements.

LEGAL EQUALIZER, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Year Ended December 31,	
	2020	**2019**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ -	$ -
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Other current liabilities	-	-
Net cash provided/(used) by operating activities	**-**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of common stock	-	-
Net cash provided/(used) by financing activities	**-**	**-**
Change in cash	-	-
Cash—beginning of period	-	-
Cash—end of period	**$ -**	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -

See accompanying notes to financial statements.

NOTE 1: NATURE OF OPERATIONS

Legal Equalizer, Inc. (the "Company") is a C corporation organized October 6, 2015 under the laws of Delaware. The Company was formed to provide low-cost, efficient legal services.

As of December 31, 2020, the Company has not yet commenced planned principal operations nor generated revenue. The Company's did not have transactions or activities since inception until 2021 (see Note 6). Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statement has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet commenced planned principal operations, plan to incur significant costs in pursuit of its capital financing plans, and has not generated revenues or profits since inception. The Company's ability to continue as a going concern for the next twelve months following the date the financial statement was available to be issued is dependent upon its ability to obtain additional capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statement does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times,

may exceed federally insured limits. As of December 31, 2020 (inception), the Company has not established a deposit account with a financial institution.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
>
> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
>
> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from legal services performed. retail channels.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIT)

The Company has authorized 10,000,000 shares of $0.00001 par value Common Stock. As of December 31, 2020 (inception), no shares were issued or outstanding.

If and upon a liquidation of the Company, the holders of Common stock have rights to all available net assets available for distribution on a pro rata basis. Common Stock holders shall have voting rights.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective at its inception date.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

<u>Management's Evaluation</u>

In 2021, the Company issued 4,428,500 shares of common stock for proceeds of $463,228.90.

Management has evaluated subsequent events through October 28, 2021, the date the financial statement was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in this financial statement.